UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 5, 2023

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland https://www.novartis.com https://twitter.com/novartisnews

MEDIA & INVESTOR RELEASE

Sandoz publishes supplement to Listing Prospectus including Sandoz H1 2023 financial statements

Ad hoc announcement pursuant to Art. 53 LR

•	Supplement published by Sandoz ahead of Novartis Extraordinary General Meeting on September 15, 2023

•	H1 results demonstrated continued momentum with strong sales growth; full-year 2023 guidance confirmed

•	Sandoz Spin-off planned to occur on or around October 4, 2023

Basel, September 5, 2023 — Sandoz today published a supplement to its Listing Prospectus of August 18, 2023, ahead of an Extraordinary General Meeting (EGM) of Novartis shareholders.

•	Click here [www.sandoz.com/sandoz-spin] to access the supplement to the Listing Prospectus and other related documents
•	here (www.sandoz.com/prospectus) to access the Listing Prospectus, and
•	here (General Meetings | novartis) to access the Novartis Shareholder Information Brochure.

Scheduled to take place on September 15, 2023, the EGM has been called after the Novartis Board of Directors endorsed the proposed Spin-off of Sandoz, the Generics and Biosimilars business of Novartis.

The supplement provides Sandoz H1 2023 combined and pro forma financial statements.

Sandoz net sales to third parties were USD 4.8 billion (+5%, +8% cc), with volume contributing 12 percentage points to growth, more than offsetting a negative impact of 4 percentage points from pricing. The sales increase was mainly driven by Europe, which benefited from strong volume growth driven by continued momentum from prior year launches, a strong cough and cold season and the Biosimilars business.

Core EBITDA was USD 1.0 billion (–4%, +3% cc) reflecting strong sales growth and improved product mix.

Guidance was confirmed for the current financial year 2023 and the mid-term (2024 to 2028). Sandoz expects mid-single digit net sales growth for 2023 as well as for the mid-term, with the core EBITDA margin anticipated to expand to 24 to 26% in the mid-term from 18-19% in 2023.

If Novartis shareholders approve the proposed distribution at the EGM, the Spin-off will be implemented through the distribution of a dividend-in-kind of Sandoz shares to Novartis shareholders, and of Sandoz ADRs (American Depositary Receipts) to Novartis ADR holders.

Novartis shareholders and Novartis ADR holders will receive:

•	1 Sandoz Share for every 5 Novartis Shares
•	1 Sandoz ADR for every 5 Novartis ADRs

The Spin-off is expected to be tax neutral for Swiss tax and US federal income tax purposes.

Additional Transaction Details

The proposed 100% Spin-off of Sandoz is planned to occur on or around October 4, 2023. The Novartis Shareholder Information Brochure includes an indicative timeline of the next steps for the proposed Sandoz Spin-off.

Sandoz is planned to be listed on the SIX Swiss Exchange, with an ADR program in the US. The ADRs will not be listed on a US national securities exchange.

In addition to Novartis shareholder approval, completion of the proposed Sandoz Spin-off is subject to satisfaction of certain conditions, including receipt of the necessary approvals for the listing of the Sandoz shares, no event outside the control of Novartis preventing the Spin-off and no material adverse change. There can be no assurance regarding the ultimate timing of the proposed transaction or that the transaction will be completed.

Disclaimer

This media update contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by words such as "potential," "can," "will," "plan," "may," "could," "would," "expect," "anticipate," "look forward," "believe," "committed," "investigational," "pipeline," "launch," or similar terms, or by express or implied discussions regarding the potential completion of the announced spin-off of Sandoz; regarding whether the spin-off is in the best interests of shareholders, regarding the future commercial performance of Novartis or of a separate Sandoz business, or regarding any potential strategic benefits, synergies or opportunities as a result of the spin-off; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements are based on our current beliefs and expectations regarding future events and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that the proposed spin-off will be completed in the expected form or within the expected time frame or at all. Neither can there be any guarantee that Novartis or a separate Sandoz business will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of the spin-off, within any particular time frame, or at all. Nor can there be any guarantee that shareholders of Novartis or Sandoz will achieve any particular level of shareholder returns. Neither can there be any guarantee that the spin-off of Sandoz will in fact be in the best interests of shareholders, or that Novartis or a separate Sandoz business, will be commercially successful in the future, or achieve any particular credit rating or financial results. In particular, our expectations regarding such products could be affected by, among other things: an unexpected failure to satisfy the required closing conditions, or unexpected delays in meeting these requirements; the potential that the strategic benefits, synergies or opportunities expected from the proposed spin-off may not be realized or may take longer to realize than expected; the inherent uncertainties involved in predicting shareholder returns; a failure to successfully separate Sandoz from the Novartis Group subsequent to the completion of the spin-off, or within the expected time frame; potential adverse reactions to the proposed spin-off by customers, suppliers, strategic partners or key Sandoz personnel and potential difficulties in maintaining relationships with such persons; the uncertainties inherent in research and development, including clinical trial results and additional analysis of existing clinical data; the ability of Sandoz as a standalone company to obtain or maintain proprietary intellectual property protection; regulatory actions or delays or government regulation generally; global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures and requirements for increased pricing transparency; our ability to obtain or maintain proprietary intellectual property protection; the particular prescribing preferences of physicians and patients; general political, economic and business conditions, including the effects of and efforts to mitigate pandemic diseases such as COVID-19; safety, quality, data integrity or manufacturing issues; potential or actual data security and data privacy breaches, or disruptions of our information technology systems, and other risks and factors referred to in Novartis AG's current Form 20-F on file with the US Securities and Exchange Commission or in the Swiss listing prospectus and any supplements filed by Sandoz with the SIX Swiss Exchange. Novartis is providing the information in this media update as of this date and does not undertake any obligation to update any forward-looking statements contained in this media update as a result of new information, future events or otherwise.

About Novartis

Novartis is reimagining medicine to improve and extend people’s lives. We deliver high-value medicines that alleviate society’s greatest disease burdens through technology leadership in R&D and novel access approaches. In our quest to find new medicines, we consistently rank among the world’s top companies investing in research and development. About 103,000 people of more than 140 nationalities work together to bring Novartis products to nearly 800 million people around the world. Find out more at https://www.novartis.com

About Sandoz

Sandoz, a Novartis division, is a global leader in generic pharmaceuticals and biosimilars. Our purpose is to pioneer access for patients by developing and commercializing novel, affordable approaches that address unmet medical needs. Our vision is to be the world’s leading and most valued generics company. Our broad portfolio of high-quality medicines covers major therapeutic areas.

# # #

Novartis Media Relations
E-mail: media.relations@novartis.com

Puja Kalra		Richard Jarvis
+41 79 699 9598		+ 41 79 584 2326
puja.kalra@novartis.com		richard.jarvis@novartis.com

Central		North America
Anja von Treskow	+41 79 392 9697	Julie Masow	+1 862 579 8456
Anna Schäfers	+41 79 801 7267	Michael Meo	+1 862 274 5414
		Marlena Abdinoor	+1 617 335 9525
Switzerland
Satoshi Sugimoto	+41 79 619 2035

Novartis Investor Relations
Central investor relations line:
+41 61 324 7944
E-mail: investor.relations@novartis.com

Central		North America
Samir Shah	+41 61 324 7944	Sloan Simpson	+1 862 345 4440
Nicole Zinsli-Somm	+41 61 324 3809	Parag Mahanti	+1 973 876 4912
Isabella Zinck	+41 61 324 7188

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: September 5, 2023	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head Group Financial Reporting and Accounting